KACHINGA, INC.

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2019
AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
Kachinga, Inc.
San Francisco, CA

We have reviewed the accompanying financial statements of Kachinga, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
November 11, 2020

KACHINGA, INC.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 3,954	$ 176
Prepaid expenses and other current assets	187,856	687,856
TOTAL CURRENT ASSETS	191,810	688,032
OTHER ASSETS		
Intangible assets	933,256	383,660
	933,256	383,660
TOTAL ASSETS	$ 1,125,066	$ 1,071,692

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	127,498	21,787
TOTAL CURRENT LIABILITIES	127,498	21,787
LONG-TERM LIABILITIES		
Note payable - related party	300,829	133,736
SAFE Obligations	30,000	-
TOTAL LONG-TERM LIABILITIES	330,829	133,736
TOTAL LIABILITIES	458,327	155,523
SHAREHOLDERS' EQUITY		
Common stock, see note 7	667	667
Additonal paid-in capital	999,448	999,448
Retained earnings	(333,376)	(83,946)
TOTAL SHAREHOLDERS' EQUITY	666,739	916,169
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,125,066	$ 1,071,692

See independent accountant's review report and accompanying notes to financial statements.

KACHINGA, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Amortization expense	150,811	20,193
General and administrative	6,537	631
Product design and development	37,463	51,941
Professional fees	11,166	5,648
Salaries and wages expense	37,500	-
Sales and marketing	1,602	4,681
TOTAL OPERATING EXPENSES	245,079	83,094
NET OPERATING INCOME	(245,079)	(83,094)
OTHER INCOME/(EXPENSES)		
Interest expense	(4,351)	(852)
TOTAL OTHER INCOME/(EXPENSES)	(4,351)	(852)
NET INCOME LOSS	$ (249,430)	$ (83,946)

See independent accountant's review report and accompanying notes to financial statements.

KACHINGA, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2019 AND 2018

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
BEGINNING BALANCE, JUNE 8, 2020 (INCEPTION)	-	$ -	-	$ -	$ -
Issuance of common stock	6,666,667	667	999,448	-	$ 1,000,115
Net income				(83,946)	$ (83,946)
ENDING BALANCE, DECEMBER 31, 2018	6,666,667	$ 667	$ 999,448	$ (83,946)	$ 916,169
Issuance of stock options			-	-	$ -
Net income	-	-	-	(249,430)	$ (249,430)
ENDING BALANCE, DECEMBER 31, 2019	6,666,667	$ 667	$ 999,448	$ (333,376)	$ 666,739

See independent accountant's review report and accompanying notes to financial statements.

KACHINGA, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (249,430)	$ (83,946)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	150,811	20,193
(Increase) decrease in assets:		
Prepaid expenses and other current assets	500,000	(687,856)
Increase (decrease) in liabilities:		
Accounts payable	105,711	21,787
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	507,092	(729,822)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(700,407)	(403,853)
CASH USED FOR INVESTING ACTIVITIES	(700,407)	(403,853)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of notes payable - related party	167,093	133,736
Issuance of common stock	-	1,000,115
Issuance of SAFE obligations	30,000	-
CASH PROVIDED BY FINANCING ACTIVITIES	197,093	1,133,851
NET INCREASE IN CASH	3,778	176
CASH AT BEGINNING OF YEAR	176	-
CASH AT END OF YEAR	$ 3,954	$ 176
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

   The Company
   Kachinga, Inc. (the "Company") was incorporated in the State of Delaware on June 6, 2018. The Company specializes in educating children about money management through a mobile application that can be used to create spending controls, chore lists, and goals.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019 and 2018, the Company held no cash equivalents.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 in unknown and cannot be reasonably estimated as of December 31, 2019.

   Income Taxes
   The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

See independent accountant's review report.

1. **Summary of Significant Accounting Policies (continued)**

    Income Taxes (continued)
    The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

    The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

    Fair Value of Financial Instruments
    Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

    Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

    Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

    Level 3   - Unobservable inputs which are supported by little or no market activity.

    The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

    Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

    Concentrations of Credit Risk
    From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 2019, and 2018 the Company had recognized sales of $0 and nil, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **SAFE Obligations**

Since inception, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

See independent accountant's review report.

4.   <u>**SAFE Obligations (continued)**</u>

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2019, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2019, the Company had $30,000 of SAFE obligations outstanding, with a post-money valuation cap of $6,000,000 and discount rate of 80%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2019 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended December 31, 2019 and 2018.

5.   <u>**Notes Payable – Related Parties**</u>

Since inception, related parties have provided loans to the Company valued at $295,907 and $113,164 as of December 31, 2019 and 2018, respectively. Interest is accrued annually at 2% per annum. There are no minimum monthly payments and no maturity dates. Management does not intend to pay back the related party loan in the next year but is uncertain about the future payments.

6.   **Equity Based Payment to Non-Employee**

During 2018, the Company entered into an agreement with a software developer, which included issuance of shares of the Company's common stock. The Company issued 1,666,667 share of their common stock in exchange for $1,000,000 of services. The stock was issued during 2018.The Company used $504,005 and $403,853 in services during the years ended December 31, 2019 and December 31, 2018, respectively. As of December 31, 2019, $92,142 remained as a prepaid expense.

7.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2019, and 2018, 6,666,667 shares have been issued and are outstanding.

Equity Incentive Plan
The Company has the authority to issue up to 1,666,667 common stock options to employees, contractors, and advisors. The Company has 40,000 and nil shares of stock options issued as of December 31, 2019 and 2018, respectively. The Company has recorded nil stock-based compensation expense for the years ended December 31, 2019 and 2018.

8.   **Subsequent Events**

In July 2020, the Company has granted an additional 20,000 of stock options to an employee of the Company.

During 2020, the Company used the remaining $92,142 of prepaid software development costs.

The Company has evaluated subsequent events through November 11, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.